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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of October, 2002

                                AT&T CANADA INC.
                 (Translation of registrant's name into English)

                                   SUITE 1600
                           200 WELLINGTON STREET WEST
                                TORONTO, ONTARIO
                                 CANADA M5V 3G2
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

             Form 20-F    |_|                   Form 40-F    |X|

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                Yes   |_|                           No   |X|


     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________



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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  AT&T CANADA INC.
                                  (Registrant)



Date: October 16, 2002            By:   /S/ SCOTT EWART
                                     -------------------------------------------
                                  Name:  Scott Ewart
                                  Title: Senior Vice President, General Counsel,
                                         Secretary & Chief Privacy Officer



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                                                              [AT&T CANADA LOGO]


                     AT&T CANADA FILES DISCLOSURE STATEMENT


TORONTO, October 15, 2002 /CNW/ - AT&T Canada Inc. (the "Company") filed today a Form 6-K with the Securities and Exchange Commission in the United States and on SEDAR in Canada disclosing previously confidential non-public information. The disclosure of this information by the Company was required pursuant to the terms of certain confidentiality agreements entered into in August, 2002 by the Company with certain members of an ad hoc committee of its senior noteholders in order to facilitate discussion of a possible financial restructuring of the Company's capital structure.

About the company: AT&T Canada is the country's largest competitor to the incumbent telecom companies. With over 18,700 route kilometers of local and long haul broadband fiber optic network, world class managed services offering in data, Internet, voice and IT services, AT&T Canada provides a full range of integrated communications products and services to help Canadian businesses communicate locally, nationally and globally. Visit AT&T Canada's web site, www.attcanada.com for more information about the company.
-----------------

Note for Investors: This news release includes statements about expected future events and/or financial results that are forward-looking in nature and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements provisions contained in the Private Securities Litigation Reform Act of 1995. The company cautions that actual performance will be affected by a number of factors, many of which are beyond the company's control, and that future events and results may vary substantially from what the company currently foresees. Discussion of the various factors that may affect future results is contained in the company's recent filings with the Securities and Exchange Commission, the Ontario Securities Commission, and SEDAR.
FOR ADDITIONAL INFORMATION, PLEASE CONTACT:

MEDIA:                                      INVESTORS AND ANALYSTS:
Ian Dale                                    Brock Robertson
(416) 345-2227                              (416) 345-3125
ian.dale@attcanada.com                      brock.robertson@attcanada.com

May Chiarot                                 Dan Coombes
(416) 345-2342                              (416) 345-2326
may.chiarot@attcanada.com                   dan.coombes@attcanada.com